

July 18, 2011

Via E-mail
Michael S. Richards, Esq.
Vice President & General Counsel
DCP Midstream Partners, LP
370 17th Street, Suite 2775
Denver, CO 80202

> **Re:** **DCP Midstream Partners, LP**
> **Registration Statement on Form S-3**
> **Filed June 21, 2011**
> **File No. 333-175047**

Dear Mr. Richards:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your Form 8-K filed on September 23, 2010. Please provide us with an analysis supporting your belief that this Form 8-K was timely filed.

Item 16. Exhibits, page 49

Exhibit 5.1 – Opinion of Holland & Hart LLP

2. Counsel must provide an unqualified opinion that the units are fully paid and non-assessable. Accordingly, please delete the qualifications in the last sentence on page two.

3. We note counsel's reference to the "date hereof" in paragraph (A) on page three. Please confirm that the opinion filed by counsel at the time of each takedown will speak as of the date of each takedown.

4. Please confirm that the assumptions regarding the Partnership identified in (iii) in the first sentence on page two of the opinion will not be included in the opinion filed by counsel at the time of each takedown.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252, Catherine Brown, Staff Attorney, at (202) 551-3513, or me at (202) 551-3264 with any questions.

Sincerely,

/s/ Catherine T. Brown for

Mara L. Ransom
Legal Branch Chief

cc: Lucy Stark, Esq.
        Holland & Hart LLP